Free Writing Prospectus (To the Preliminary Prospectus Supplement dated May 20, 2013)	Filed Pursuant to Rule 433 Registration No. 333-188695

May 20, 2013

Pricing Term Sheet

4.625% Senior Notes due 2021

Issuer:	B&G Foods, Inc.

Title of Securities:	4.625% Senior Notes due 2021

Aggregate Principal Amount:	$700,000,000

Maturity:	June 1, 2021

Coupon:	4.625%

Price to Public:	100.000%

Yield to Maturity:	4.625%

Spread to Benchmark Treasury:	310 basis points

Benchmark Treasury:	UST 3.125% due May 15, 2021

Interest Payment Dates:	June 1 and December 1, commencing December 1, 2013

Record Dates:	May 15 and November 15

Make-whole call:	At any time prior to June 1, 2016, at a discount rate equal to the “Treasury Rate” (as defined in the prospectus) plus 50 basis points

Optional Redemption:	On or after the following dates and at the following redemption prices (expressed as a percentage of principal amount), plus accrued and unpaid interest, if any, on the notes redeemed:

	Date	Percentage
	June 1, 2016	103.469%
	June 1, 2017	102.313%
	June 1, 2018	101.156%
	June 1, 2019	100.000%

Optional Redemption with Equity Proceeds:	Up to 35% at 104.625% prior to June 1, 2016

Change of Control	101% plus accrued and unpaid interest, if any

Trade Date:	May 20, 2013

Settlement Date:	June 4, 2013 (T+10)

CUSIP / ISIN:	05508WAA3 / US05508WAA36

Ratings:*	B1 (Moody’s) / B+ (S&P)

Gross Spread:	1.500%

Joint Bookrunning Managers:	Credit Suisse Securities (USA) LLC Barclays Capital Inc. RBC Capital Markets, LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Deutsche Bank Securities Inc.

Co-Manager:	RBS Securities Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037.

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